United States securities and exchange commission logo





                           February 8, 2021

       Maria Maccecchini, Ph.D.
       President and Chief Executive Officer
       Annovis Bio, Inc.
       1055 Westlakes Drive, Suite 300
       Berwyn, PA 19312

                                                        Re: Annovis Bio, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed February 1,
2021
                                                            File No. 333-252625

       Dear Dr. Maccecchini:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jeffrey
Gabor at 202-551-2544 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Darrick M. Mix, Esq.